SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RESOLUTIONS OF EXTRAORDINARY GENERAL MEETING

Rio de Janeiro, September 30th, 2013, Petróleo Brasileiro S.A. - Petrobras hereby informs that the Extraordinary General Meeting, held this day, at 03:00 pm, in the main auditorium of the Company’s Head office building, at Avenida República do Chile 65 – 1st floor, in the city of Rio de Janeiro (RJ), ruled and approved as follows:

I. Approve the disposition of one hundred percent (100%) of the issue shares of Innova S.A., held by PETROBRAS, to Videolar S.A. and its majority shareholder, for the amount of R$ 870 million (eight hundred seventy million reais).

II. Merger of COMPERJ PARTICIPAÇÕES S.A. (“COMPERJPAR”) into PETROBRAS to:

(1)     Ratify the contract of APSIS Consultoria e Avaliações Ltda. by PETROBRAS for the preparation of the Appraisal Report, at book value, of COMPERJPAR, pursuant to paragraph 1 of article 227 of Law No. 6.404, of 12.15.1976;

(2)     Approve the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for the appraisal, at book value, of the shareholders’ equity of COMPERJPAR;

(3)     Approve, in all of its terms and conditions, the Protocol and Justification of Merger, entered into between COMPERJPAR and PETROBRAS on June 3rd, 2013;

(4)     Approve the merger of COMPERJPAR into PETROBRAS, causing it to be dissolved, without increasing the capital stock of PETROBRAS;

(5)     Approve the authorization given to the Board of Executive Officers of PETROBRAS for the performance of any and all acts required for the merger and legalization of the status of the incorporated company and the incorporating company before the agencies of competent jurisdiction, as necessary.

III. Merger of COMPERJ ESTIRÊNICOS S.A. (“EST”) into PETROBRAS to:

(1)      Ratify the contract of APSIS Consultoria e Avaliações Ltda. by PETROBRAS for the preparation of the Appraisal Report, at book value, of EST, pursuant to paragraph 1 of article 227 of Law No. 6.404, of 12.15.1976;

(2)      Approve the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. For the appraisal, at book value, of the shareholders’ equity of EST;

(3)      Approve, in all of its terms and conditions, the Protocol and Justification of Merger, entered into between EST and PETROBRAS on June 3rd, 2013;

(4)      Approve the merger of EST by PETROBRAS, causing it to be dissolved, without increasing the capital stock of PETROBRAS;

(5)      Approve the authorization given to the Board of Executive Officers of PETROBRAS for the performance of any and all acts required for the merger and legalization of the status of the incorporated company and the incorporating company before the agencies of competent jurisdiction, as necessary.

IV. Merger of COMPERJ MEG S.A. (“MEG”) in PETROBRAS to:

(1)      Ratify the contract of APSIS Consultoria e Avaliações Ltda. by PETROBRAS for the preparation of the Appraisal Report, at book value, of MEG, pursuant to paragraph 1 of article 227 of Law No. 6.404, of 12.15.1976;

(2)      Approve the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for the appraisal, at book value, of the shareholders’ equity of MEG;

(3)      Approve, in all of its terms and conditions, the Protocol and Justification of Merger, entered into between MEG and PETROBRAS on June 3rd, 2013;

(4)      Approve the Merger of MEG by PETROBRAS, causing it to be dissolved, without increasing the capital stock of PETROBRAS;

(5)      Approve the authorization given to the Board of Executive Officers of PETROBRAS for the performance of any and all acts required for the merger and legalization of the status of the incorporated company and the incorporating company before the agencies of competent jurisdiction, as necessary.

V. Merger of COMPERJ POLIOLEFINAS S.A. (“POL”) in PETROBRAS to:

(1)      Ratify the contract of APSIS Consultoria e Avaliações Ltda. by PETROBRAS for the preparation of the Appraisal Report, at book value, of POL, pursuant to paragraph 1 of article 227 of Law No. 6.404, of 12.15.1976;

(2)      Approve the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for the appraisal, at book value, of the shareholders’ equity of POL;

(3)      Approve, in all of its terms and conditions, the Protocol and Justification of Merger, entered into between POL and PETROBRAS on June 3rd, 2013;

(4)      Approve the Merger of POL by PETROBRAS, causing it to be dissolved, without increasing the capital stock of PETROBRAS;

(5)      Approve the authorization given to the Board of Executive Officers of PETROBRAS for the performance of any and all acts required for the merger and legalization of the status of the incorporated company and the incorporating company before the agencies of competent jurisdiction, as necessary.

VI. Merger of SFE - Sociedade Fluminense de Energia LTDA. (“SFE”) in PETROBRAS to:

(1)      Ratify the contract of APSIS Consultoria e Avaliações Ltda. by PETROBRAS for the preparation of the Appraisal Report, at book value, of SFE, pursuant to paragraph 1 of article 227 of Law No. 6.404, of 12.15.1976;

(2)      Approve the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for the appraisal, at book value, of the shareholders’ equity of SFE;

(3)      Approve, in all of its terms and conditions, the Protocol and Justification of Merger, entered into between SFE and PETROBRAS on August 12th, 2013;

(4)      Approve the Merger of SFE by PETROBRAS, causing it to be dissolved, without increasing the capital stock of PETROBRAS;

(5)      Approve the authorization given to the Board of Executive Officers of PETROBRAS for the performance of any and all acts required for the merger and legalization of the status of the incorporated company and the incorporating company before the agencies of competent jurisdiction, as necessary.

VII. Approve of the waiver by PETROBRAS of the preemptive right to the subscription of convertible bonds to be issued by Sete Brasil Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.